Exhibit 99.1

FANG intends to complete PROPOSED Separation OF CHINA INDEX HOLDINGS on june 11, 2019

BEIJING, June 7, 2019 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced its plan to complete the proposed separation of China Index Holdings Limited (“CIH”), a wholly-owned subsidiary of Fang, by way of distribution, on June 11, 2019.

On May 16, 2019, Fang announced the record date for the proposed separation of CIH from Fang by distributing CIH’s ordinary shares owned by Fang to holders of Fang’s ordinary shares and Fang’s American depositary shares (“ADSs”). Each holder of Fang’s ordinary shares of record as of 5:00 p.m. Eastern Time on May 28, 2019 will receive one CIH’s Class A ordinary share for every one of Fang’s ordinary share in connection with the separation and distribution. Each holder of Fang’s ADSs of record as of 5:00 p.m. Eastern Time on May 28, 2019 will receive one CIH’s ADS for every five of Fang’s ADSs in connection with the separation and distribution, subject to treatment of fractional CIH’s ADSs.

On May 30, 2019, the Securities and Exchange Commission (the “SEC”) declared effective CIH’s registration statement on Form F-1 filed in relation to the separation and distribution.

On June 5, 2019, Nasdaq approved CIH’s application for listing on the Nasdaq Global Market under the ticker symbol “CIH.” Trading of CIH’s ADSs will begin on a “when-issued” basis on June 7, 2019 and will continue up to and through the completion of the separation and distribution, and “regular-way” trading in CIH’s ADSs will begin on the first trading day following the completion of the separation and distribution.

Beginning on June 10, 2019 and continuing up to and through the completion of the separation and distribution, there will be two markets in trading of Fang’s ADSs: a “regular-way” market and an “ex-distribution” market. If you own Fang’s ADSs on May 28, 2019 and sell those shares in the “regular-way” market after May 28, 2019 and up to and through the completion of the separation and distribution, you will be selling your entitlement to CIH’s ADSs distributed in connection with the separation and distribution. If you own Fang’s ADSs on May 28, 2019 and sell those shares in the “ex-distribution” market on or after June 10, 2019 and up to and through the completion of the separation and distribution, you will retain your entitlement to CIH’s ADSs distributed in connection with the separation and distribution.

Fang expects to complete the separation and distribution on June 11, 2019 or as soon thereafter as practicable. There can be no assurance, however, as to the completion of the separation and distribution.

If you own Fang’s ordinary shares or Fang’s ADSs on May 28, 2019, you are not required to vote or take any other action in connection with the separation and distribution, nor will you be required to pay any consideration for these shares, except that an issuance fee of US$0.05 per every one of CIH’s ADSs will be charged by the depositary bank to holders of Fang’s ADSs receiving CIH’s ADSs in connection with the separation and distribution.

Although the distribution is currently intended to be generally tax-free for U.S. federal income tax purposes and for PRC tax purposes, there can be no assurance that such treatment is correct. If you expect to receive Fang’s ordinary shares or Fang’s ADSs in connection with the separation and distribution, you should consult your own tax advisor as to the particular tax consequences of the distribution to you, including the applicability and effect of any U.S. federal, state, local and non-U.S tax laws. Neither Fang nor CIH will indemnify you any of the tax payables you will bear.

This announcement is not intended to, and does not, constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and it is not intended to, and does not, constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Holders of Fang’s ordinary shares and Fang’s ADSs should read the prospectus in the registration statement and other documents CIH has filed with the SEC for more complete information about CIH and the separation and distribution. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Fang will arrange to send you the prospectus if you request it by calling Fang’s investor relationship department at +86-10-5631-8805.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, financial and value-added services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 65 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

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Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding the commencement and the completion of the proposed separation and distribution. Such statements are based upon management’s current expectations and current market and other conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang’s or CIH’s control, which may cause the commencement and completion of the proposed separation and distribution to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the market and other conditions and Fang’s and CIH’s results of operations. Further information regarding these and other risks, uncertainties or factors is included in the registration statement on Form F-1 filed by CIH as well as Fang’s filings with the Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

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